SeD Intelligent Home Inc.
4800 Montgomery Lane, Suite 210
Bethesda, MD 20814

April 17, 2018

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:
SeD Intelligent Home Inc.

Form 8-K

Filed December 29, 2017

File No. 000-55038

Dear Ms. Long:

By letter dated April 4, 2018, the staff (the “Staff”, “you” or “your”) of the U.S. Securities and Exchange Commission provided SeD Intelligent Home Inc. (the “Company”, “we”, “us” or “our”) with its comments to Amendment No. 1 to the Company’s Current Report on Form 8-K, filed on March 20, 2018.  We are in receipt of your letter and set forth below are the Company’s responses to the Staff’s comments. For your convenience, the comments are listed below, followed by the Company’s responses.  The Company is concurrently filing Amendment No. 2 to the Current Report.

General

1.
We note your response to prior comment 1. Based on the information you provided, it appears to us that the Acquisition Agreement and Plan of Merger on December 29, 2017 should be accounted for as a combination of entities under common control as required by ASC 805-50-05-5 and that the historical financial statements presented in your Form 10-K for the years ended December 31, 2017 and 2016 should comply with the requirements of ASC 805-50-45-1 to 45-5, such that you should present combined financial statements for both entities for all periods during which they were under common control.

Response: In our Annual Report on Form 10-K for the year ended December 31, 2017, the financial statements for the years ended on December 31, 2017 and 2016 will be presented as combined for both entities.

Pamela A. Long
U.S. Securities and Exchange Commission
April 17, 2018

Business, page 4

2.
We note your response to prior comment 7. In regard to services not performed by you or your subsidiaries for your two current projects, please revise the Business section to elaborate on services that are provided by third-party entities. We note your disclosure on page 11 that neither of the two current projects has any employees and that the projects are “dependent upon SeD Development Management LLC and its affiliates for the services required for their operations.”

Response: We have updated our disclosure accordingly.

There are risks related to conflicts of interest with our partners, page 11

3.
We note the revisions you have made in response to prior comment 7. Please further revise to clarify the nature of the conflicts of interest you may have with your partners. Please also clarify who the limited partnerships are and what your relationship is to them so that investors may better understand how the conflicts may arise.

Response: We have updated our disclosure accordingly.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

4.
We note your response to prior comment 16. Based on the information you provided it is not clear to us how the amounts you disclose regarding your two primary real estate assets reconcile to the historical financial statements. In this regard, it appears to us that the purchase prices and capitalized costs you disclose total approximately $40 million as of December 31, 2016; however the historical balance sheet reflects approximately $53 million of real estate assets. Please reconcile these amounts.

Response: As of December 31, 2016, land held for development was equal to $25.5 million (consisting of Black Oak in the amount of $9.3 million and Ballenger in the amount of $16.2 million); capitalized development costs were $20.2 million (consisting of Black Oak in the amount of $10.7 million and Ballenger in the amount of $9.5 million); property held for sale was $1.3 million; and capitalized finance costs were $5.8 million from SeD Home. Total real estate on the balance sheet is about $53 million. We have updated disclosure in the MD&A to reconcile these amounts.

Pamela A. Long
U.S. Securities and Exchange Commission
April 17, 2018

Executive Compensation, page 25

Summary Compensation Table, page 26

5.
We note your response to prior comment 21. Please update the Summary Compensation Table to reflect the compensation that was paid to Mr. Wei by SeD Development Management LLC during fiscal year 2016. Please see Item 402(a)(2) of Regulation S-K.

Response: We have updated our disclosure in the Summary Compensation Table accordingly.

6.
We note the disclosure you added in response to prior comment 23. Please note that payments allocable to services rendered to the company and any of its subsidiaries should be included in the table. Payments allocable to services rendered to the parent and its other affiliates do not have to be included in the company’s compensation table.

Response: We have updated our disclosure accordingly.

Exhibit 99.1

7.
Please be advised we will consider your responses to prior comments 27 to 34 when you file your Form 10-K for the year ended December 31, 2017. Also, please be advised that it appears to us the revisions to your statements of cash flows, as noted in your response to prior comment 29, should be accounted for in accordance with ASC 250-10-50-7 and appropriately referenced in the auditors’ report.

Response: Our auditor updated the auditor’s reports, SeD Home, Inc.’s audited financial statements for the years ended December 31, 2015 and December 31, 2016 and SeD Home, Inc.’s unaudited financial statements for the nine months ended September 30, 2017, as Exhibit 99.1 and Exhibit 99.2, respectively.

Exhibit 99.3

8.
We note that you have presented pro forma consolidated balance sheets as of September 30, 2017 and December 31, 2016. Please note that you should only present a pro forma balance sheet as of the date of the most recent historical balance sheet required (i.e. September 30, 2017). Refer to Rule 8-05(b)(2) of Regulation S-X.

Response: We updated Exhibit 99.3 accordingly.

9.
It is not clear why you have presented pro forma consolidated statements of cash flows and pro forma consolidated statements of shareholders’ deficit. Please be advised that Rule 8-05 and Article 11 of Regulation S-X only require pro forma statements of income and a pro forma balance sheet. Please revise accordingly.

Pamela A. Long
U.S. Securities and Exchange Commission
April 17, 2018

Response: We updated Exhibit 99.3 accordingly.

If you have any questions, please do not hesitate to contact us at (301) 971-3940.

Sincerely, /s/ Ronald Wei Ronald Wei Co-Chief Financial Officer